EXHIBIT 6
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002
     Royal Group Technologies Limited (the “Company”) is filing this Amendment No. 1 to its annual report on Form 40-F/A for the fiscal year ended December 31, 2005 (the “Report”), with the United States Securities and Exchange Commission.
     I, Lawrence Blanford, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
     Dated: August 28, 2006

/s/ Lawrence J. Blanford
Lawrence J. Blanford
President and Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002
     Royal Group Technologies Limited (the “Company”) is filing this Amendment No. 1 to its annual report on Form 40-F/A for the fiscal year ended December 31, 2005 (the “Report”), with the United States Securities and Exchange Commission.
     I, James G. Lawn, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
     Dated: August 28, 2006

/s/ James G. Lawn
James G. Lawn
Chief Financial Officer